Exhibit 21.1

SUBSIDIARIES OF NORTHERN TIER ENERGY LLC

The subsidiaries of Northern Tier Energy LLC are listed below.

Name	State of Organization	Percent Owned
Northern Tier Finance Corporation	Delaware	100%
St. Paul Park Refining Co. LLC	Delaware	100%
Northern Tier Retail Holdings LLC	Delaware	100%
Northern Tier Bakery LLC (wholly-owned by Northern Tier Retail Holdings LLC)	Delaware	100%
Northern Tier Retail LLC (wholly-owned by Northern Tier Retail Holdings LLC)	Delaware	100%
Northern Tier Oil Transport LLC	Delaware	100%
SuperAmerica Franchising LLC (wholly-owned by Northern Tier Retail LLC)	Delaware	100%
MPL Investments Inc. (17% of common interests owned by St. Paul Park Refining Co. LLC)	Delaware	17%
Minnesota Pipe Line Company LLC (17% of common interests owned by St. Paul Park Refining Co. LLC)	Delaware	17%